Exhibit 99.1

MiX Telematics Announces Financial Results for Fourth Quarter and Preliminary Results for Full Fiscal Year 2018

An explanation of non-IFRS measures used in this press release is set out in the Non-IFRS financial measures section of this press release. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is provided in the financial tables that accompany this release.

References in this announcement to “R” are to South African Rand and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated MiX Telematics has translated U.S. Dollar amounts from South African Rand at an exchange rate of R11.8255 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at March 31, 2018.

Highlights:
Fourth quarter fiscal 2018:

  Subscription revenue of R374 million ($31.6 million), an increase of 19.4% year over year, and up 4.1% compared to the third quarter of fiscal 2018, both on a constant currency basis
  Net subscriber additions of over 12,000 bringing the total base to over 676,000, up 9% year over year
  Operating profit of R74 million ($6.2 million), up 80% year over year
  Adjusted EBITDA of R130 million ($11.0 million), up 49% year over year
  Adjusted EBITDA margin of 28.7% continues the quarterly improvement trend since the start of fiscal 2017. Reported Adjusted EBITDA margins were as follows: Q1 2017 15.9%, Q2 2017 18.0%, Q3 2017 21.9%, Q4 2017 22.3%, Q1 2018 23.1%, Q2 2018 25.1%, Q3 2018 25.9%, Q4 2018 28.7%
  Net cash from operating activities of R121 million ($10.3 million)

Fiscal year 2018:

  Subscription revenue of R1,435 million ($121.3 million), up 19% year over year on a constant currency basis
  Net subscriber additions of over 54,800
  Operating profit of R215 million ($18.2 million), up 56% year over year
  Adjusted EBITDA of R442 million ($37.4 million), up 47% year over year and ahead of guidance
  Adjusted EBITDA margin of 25.8%, up from 19.6% in fiscal 2017
  Net cash from operating activities of R353 million ($29.9 million)

MIDRAND, South Africa--(BUSINESS WIRE)--May 10, 2018--MiX Telematics Limited (NYSE: MIXT, JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (SaaS), today announced financial results for its fourth quarter and for its full fiscal year 2018, which ended March 31, 2018.

“We were very pleased with our fourth quarter results, which capped off another strong year for MiX. During fiscal 2018, we made significant progress toward achieving our long-term adjusted EBITDA margin target of 30% plus as we expanded our margin by over 600 basis points to 25.8%. This was largely due to 19% subscription revenue growth on a constant currency basis,” said Stefan Joselowitz, Chief Executive Officer of MiX Telematics. “The strong performance was driven by the continued growth in our premium fleet subscriptions globally, improvements in ARPU and ongoing operating leverage in the business. Looking forward, we have entered fiscal 2019 with great momentum. We are confident in our ability to achieve our long-term goals given our strong pipeline and ability to further enhance margin accretion across the business.”

Financial performance for the three months ended March 31, 2018

Subscription revenue: Subscription revenue was R373.6 million ($31.6 million), an increase of 16.1% compared with R321.7 million ($27.2 million) for the fourth quarter of fiscal 2017. Subscription revenue increased by 19.4% on a constant currency basis, year over year. Subscription revenue benefited from an increase of over 54,800 subscribers, representing an increase in the subscriber base of 8.8% from March 2017 to March 2018. Subscription revenue also benefited from an increase in average revenue per user. Reported subscription revenue was lower than the third quarter of fiscal 2018 due to the appreciation of the South African Rand in the fourth quarter of fiscal 2018 over the third quarter of fiscal 2018. If the same exchange rates used in the third quarter of fiscal 2018 were used in the fourth quarter of fiscal 2018, subscription revenue would have been R391.6 million ($33.1 million), representing a constant currency increase of 4.1%.

Total revenue: Total revenue was R453.5 million ($38.4 million), an increase of 15.9% compared to R391.4 million ($33.1 million) for the fourth quarter of fiscal 2017. Total revenue increased by 18.7% on a constant currency basis. Hardware and other revenue was R79.9 million ($6.8 million), an increase of 14.6%, compared to R69.7 million ($5.9 million) for the fourth quarter of fiscal 2017.

Gross margin: Gross profit was R296.0 million ($25.0 million), compared to R265.0 million ($22.4 million) for the fourth quarter of fiscal 2017. Gross profit margin was 65.3%, compared to 67.7% for the fourth quarter of fiscal 2017. The Company's gross profit margin in fiscal 2018 includes higher depreciation charges related to in-vehicle devices and high value peripherals used in certain of its bundled fleet contracts. These contracts generate higher ARPUs and in the long-term are expected to result in an increase in gross profit margins as they go through contract renewal cycles.

Operating margin: Operating profit was R73.8 million ($6.2 million), compared to R40.9 million ($3.5 million) for the fourth quarter of fiscal 2017. Operating profit margin was 16.3%, compared to 10.5% for the fourth quarter of fiscal 2017. The margin expansion was attributable primarily to revenue growth leveraging our fixed overhead and ongoing cost management initiatives. Operating expenses of R223.7 million ($18.9 million) have declined by R0.3 million ($0.03 million), or 0.2%, since the fourth quarter of fiscal 2017.

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R130.2 million ($11.0 million), compared to R87.1 million ($7.4 million) for the fourth quarter of fiscal 2017. Adjusted EBITDA margin, a non-IFRS measure, for the fourth quarter of fiscal 2018 was 28.7%, compared to 22.3% for the fourth quarter of fiscal 2017.

In the fourth quarter of fiscal 2018 the Adjusted EBITDA margin of 28.7% expanded by 2.8% from the Adjusted EBITDA margin of 25.9% reported in the third quarter of fiscal 2018. A quarter over quarter increase in hardware revenues and resultant gross profit contributed 1.3% to this Adjusted EBITDA margin expansion.

Profit for the period and earnings per share: Profit for the fourth quarter of fiscal 2018 was R64.3 million ($5.4 million), compared to R31.2 million ($2.6 million) in the fourth quarter of fiscal 2017. Profit for the period included a net foreign exchange loss of R1.2 million ($0.1 million) before tax. During the fourth quarter of fiscal 2017, profit for the period included a net foreign exchange loss of R5.1 million ($0.4 million).

Earnings per diluted ordinary share were 11 South African cents, compared to 5 South African cents in the fourth quarter of fiscal 2017. For the fourth quarter of fiscal 2018, the calculation was based on diluted weighted average ordinary shares in issue of 580.8 million compared to 568.2 million diluted weighted average ordinary shares in issue during the fourth quarter of fiscal 2017.

The Company's effective tax rate for the quarter was 13.7%, compared to 15.0% in the fourth quarter of fiscal 2017. Ignoring the impact of net foreign exchange gains and losses, and related tax consequences, the tax rate which was used in determining adjusted earnings below, was 26.9% compared to 28.3% in the fourth quarter of fiscal 2017.

On a U.S. Dollar basis, and using the March 31, 2018 exchange rate of R11.8255 per U.S. Dollar, and at a ratio of 25 ordinary shares to one American Depositary Share (“ADS”), profit for the period was $5.4 million, or 23 U.S. cents per diluted ADS, compared to $2.6 million or 12 U.S. cents per diluted ADS in the fourth quarter of fiscal 2017.

Adjusted earnings for the period and adjusted earnings per share: Adjusted earnings for the period, a non-IFRS measure, was R55.3 million ($4.7 million), compared to R30.0 million ($2.5 million) in the fourth quarter of fiscal 2017. Adjusted earnings per diluted ordinary share, also a non-IFRS measure, were 10 South African cents, compared to 5 South African cents in the fourth quarter of fiscal 2017.

On a U.S. Dollar basis, and using the March 31, 2018 exchange rate of R11.8255 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, the adjusted profit for the period was $4.7 million, or 20 U.S. cents per diluted ADS, compared to $2.5 million, or 11 U.S cents per diluted ADS in the fourth quarter of fiscal 2017.

Statement of financial position and cash flow: At March 31, 2018, the Company had R290.5 million ($24.6 million) of net cash and cash equivalents, compared to R356.3 million ($30.1 million) at March 31, 2017.

The Company generated R121.4 million ($10.3 million) in net cash from operating activities for the three months ended March 31, 2018 and invested R63.5 million ($5.4 million) in capital expenditures during the quarter (including investments in in-vehicle devices of R41.2 million or $3.5 million), leading to free cash flow, a non-IFRS measure, of R57.9 million ($4.9 million) for the fourth quarter of fiscal 2018, compared with free cash flow of R54.0 million ($4.6 million) for the fourth quarter of fiscal 2017.

Financial performance for the fiscal year ended March 31, 2018

Subscription revenue: Subscription revenue increased to R1,434.6 million ($121.3 million), up 15.7% from R1,239.9 million ($104.9 million) for fiscal 2017. On a constant currency basis, subscription revenue increased by 18.9%. Subscription revenue benefited from an increase of over 54,800 subscribers since the end of fiscal 2017, representing an increase in subscribers of 8.8% from March 2017 to March 2018. Subscription revenue also benefited from an increase in average revenue per user.

Total revenue: Total revenue for fiscal 2018 was R1,712.5 million ($144.8 million), an increase of 11.2% compared to R1,540.1 million ($130.2 million) for fiscal 2017. On a constant currency basis, total revenue increased by 14.5%. Hardware and other revenue was R277.9 million ($23.5 million), a decrease of 7.4% compared to R300.1 million ($25.4 million) for fiscal 2017.

Gross margin: Gross profit for fiscal 2018 was R1,125.5 million ($95.2 million), an increase of 8.1% compared to R1,041.3 million ($88.1 million) for fiscal 2017. Gross profit margin was 65.7%, compared to 67.6% for fiscal 2017. The Company's gross profit margin in fiscal 2018 includes higher depreciation charges related to in-vehicle devices and high value peripherals used in certain of its bundled fleet contracts. These contracts generate higher ARPUs and in the long-term are expected to result in an increase in gross profit margins as they go through contract renewal cycles.

Operating margin: Operating profit for fiscal 2018 was R215.0 million ($18.2 million), compared to R137.9 million ($11.7 million) in fiscal 2017. The operating profit margin for fiscal 2018 was 12.6%, compared to the 9.0% in fiscal 2017. The decline in the gross profit margin of 1.9% described above was offset by strict cost management, which resulted in an operating profit margin increase of 3.6%. Despite the 11.2% revenue increase described above, the increase in operating costs was limited to 1.2%.

Fiscal 2018 sales and marketing costs represented 10.8% of revenue, compared to 11.8% of revenue in fiscal 2017. Due to higher than expected hardware revenues, the fiscal 2018 ratio was marginally below the Company's estimates contained in its Form 20-F for the fiscal year ended March 31, 2017, in which the Company advised that in future periods it expected these costs to remain relatively constant as a percentage of revenue (i.e.11% to 12% of revenue).

Fiscal 2018 administration and other costs were 42.6% of revenue, compared to 46.9% in fiscal 2017.

Adjusted EBITDA: Adjusted EBITDA was R441.9 million ($37.4 million), compared to R301.6 million ($25.5 million) for fiscal 2017. The Adjusted EBITDA margin for fiscal 2018 was 25.8%, compared to 19.6% in fiscal 2017.

Profit for the year and earnings per share: Profit for fiscal 2018 was R181.2 million ($15.3 million), compared to R121.4 million ($10.3 million) in fiscal 2017. Profit for the year included a net foreign exchange loss of R5.1 million ($0.4 million) before tax. During fiscal 2017, a net foreign exchange gain of R1.5 million ($0.1 million) was recognized.

Earnings per diluted ordinary share were 32 South African cents, compared to 19 South African cents in fiscal 2017. For fiscal 2018, the calculation was based on diluted weighted average ordinary shares in issue of 574.0 million, compared to 631.8 million diluted weighted average ordinary shares in issue during fiscal 2017. The diluted weighted average ordinary shares in issue during fiscal 2018 were lower than in fiscal 2017, due to the weighted average impact of the share repurchases described in note 9 to the Group financial results for the fiscal year ended March 31, 2018.

The Company's effective tax rate for fiscal 2018 was 15.7%, compared to 18.1% in fiscal 2017. Ignoring the impact of net foreign exchange gains and losses, and related tax consequences, the effective tax rate, which was used in calculating adjusted earnings below, was 28.7%, consistent with fiscal 2017.

Adjusted earnings for the year and adjusted earnings per share: Adjusted earnings for fiscal 2018, a non-IFRS measure, was R156.8 million ($13.3 million), compared to R104.7 million ($8.9 million) in fiscal 2017. Adjusted earnings per diluted ordinary share, a non-IFRS measure, were 27 South African cents, compared to 17 South African cents in fiscal 2017.

On a U.S. Dollar basis, and using the March 31, 2018 exchange rate of R11.8255 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted profit for fiscal 2018 was $13.3 million, or 58 U.S. cents per diluted ADS, compared to $8.9 million, or 35 U.S. cents per diluted ADS in fiscal 2017.

Cash flow: The Company generated R353.2 million ($29.9 million) in net cash from operating activities for fiscal 2018 and invested R338.3 million ($28.6 million) in capital expenditures during the year (including investments in in-vehicle devices of R229.8 million or $19.3 million), leading to free cash flow of R14.9 million ($1.3 million) for fiscal 2018, compared with free cash flow of R28.0 million ($2.4 million) for fiscal 2017.

Capital expenditure payments increased by R42.7 million ($3.6 million) in fiscal 2018 compared to fiscal 2017 primarily as a result of increased investments in in-vehicle devices due to the continued increase in the number of bundled subscription contracts.

The Company utilized R62.5 million ($5.3 million) in financing activities during fiscal 2018, compared to R519.6 million ($43.9 million) utilized during fiscal 2017. The cash utilized in financing activities in fiscal 2018 includes the repurchase of 5.0 million ordinary shares, which resulted in a cash outflow of R18.7 million ($1.6 million) and dividends paid of R53.2 million ($4.5 million). The cash utilized in financing activities in fiscal 2017 included the repurchase of 200.8 million ordinary shares, which resulted in a cash outflow of R473.7 million ($40.1 million) and dividends paid of R53.0 million ($4.5 million).

Segment commentary for the fiscal year ended March 31, 2018

The segment results below are presented on an integral margin basis. In respect of revenue, this method of measurement entails reviewing the segmental results based on external revenue only. In respect of Adjusted EBITDA (the non-IFRS profit measure identified by the Group), the margin generated by our Central Services Organization (“CSO”), net of any unrealized inter-company profit, is allocated to the geographic region where the external revenue is recorded by our Regional Sales Offices (“RSOs”).

CSO continues as a central services organization that wholesales our products and services to our RSOs who, in turn, interface with our end-customers and distributors. CSO is also responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments. CSO's operating expenses are not allocated to each RSO.

Each RSO's results reflect the external revenue earned, as well as the Adjusted EBITDA earned (or loss incurred) by each operating segment before the CSO and corporate cost allocations.

For further information in this regard please refer to note 3 of the Group financial results for the fiscal year ended March 31, 2018.

Segment	Subscription Revenue Fiscal 2018 R'000	Total Revenue Fiscal 2018 R'000	Adjusted EBITDA Fiscal 2018 R'000	% change on prior year	Adjusted EBITDA Margin Fiscal 2018

Africa	872,646	957,478	440,900	28.1%	46.0%
	Subscription revenue increased by 13.0% in the segment as a result of a 7.3% increase in subscribers since March 31, 2017 and an increase in the number of bundled subscriptions. Total revenue increased by 11.4%. Enhanced scale and stringent cost control drove an expansion in the Adjusted EBITDA margin to 46.0% (up from the 40.0% Adjusted EBITDA margin reported in fiscal 2017).
Americas	194,890	227,605	79,127	195.2%	34.8%
	Subscription revenue growth on a constant currency basis was 73.6%. Subscribers increased by 32.0% since March 31, 2017. In addition, subscription revenue was assisted by the market’s ongoing preference for bundled deals across new and existing customers. Total revenue improved by 53.5% on a constant currency basis as hardware sales were lower in fiscal 2018. The region reported an Adjusted EBITDA margin of 34.8% (up from the 16.7% Adjusted EBITDA margin reported in fiscal 2017).
Middle East and Australasia	200,241	278,665	106,835	17.2%	38.3%
	Subscription revenue increased by 6.9% on a constant currency basis. Subscribers increased by 5.6% from March 31, 2017. Total revenue in constant currency declined by 2.6% as hardware and other revenues were lower than in fiscal 2017. The region reported an Adjusted EBITDA margin of 38.3% (up from the 29.9% Adjusted EBITDA margin reported in fiscal 2017). The improvement in Adjusted EBITDA margin was primarily as a result of the restructuring plans implemented during the fourth quarter of fiscal 2017.
Europe	115,199	193,260	65,326	24.8%	33.8%
	Subscription revenue growth on a constant currency basis was 6.0%. Subscribers increased by 6.0% since March 31, 2017. Total revenue increased by 13.3%, on a constant currency basis, due to higher hardware revenues compared to fiscal 2017. The region reported an Adjusted EBITDA margin of 33.8% (up from the 29.5% Adjusted EBITDA margin reported in fiscal 2017).
Brazil	50,735	54,430	16,747	78.3%	30.8%
	Subscription revenue increased by 63.9% on a constant currency basis. The increase was due to the market’s preference for bundled deals and an increase in subscribers of 29.9% since March 31, 2017. On a constant currency basis total revenue increased by 51.8%. The segment reported Adjusted EBITDA of R16.7 million ($1.4 million) in fiscal 2018, at an Adjusted EBITDA margin of 30.8% (up from the 24.8% Adjusted EBITDA margin reported in fiscal 2017).
Central Services Organization	904	1,044	(149,878)	(17.3%)	—
	CSO is responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments. The negative Adjusted EBITDA reported arises as a result of operating expenses carried by the segment.

Preliminary financial information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information. Any changes to the financial information from the completion of the audit will be announced on SENS.

Business Outlook

MiX Telematics has translated U.S. Dollar amounts in this Business Outlook paragraph from South African Rand at an exchange rate of R12.5391 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at May 7, 2018.

Based on information as of today, May 10, 2018, the Company is issuing the following financial guidance for the full 2019 fiscal year:

  Subscription revenue - R1,596 million to R1,616 million ($127.3 million to $128.9 million), which would represent subscription revenue growth of 11.2% to 12.6% compared to fiscal 2018. On a constant currency basis, this would represent subscription revenue growth of 13.5% to 15.0%.
  Total revenue - R1,829 million to R1,859 million ($145.9 million to $148.3 million), which would represent revenue growth of 6.8% to 8.6% compared to fiscal 2018. On a constant currency basis, this would represent revenue growth of 9.1% to 10.9%.
  Adjusted EBITDA - R515 million to R535 million ($41.1 million to $42.7 million), which would represent Adjusted EBITDA growth of 16.6% to 21.1% compared to fiscal 2018.
  Adjusted earnings per diluted ordinary share of 29.6 to 31.7 South African cents based on a weighted average of 582 million diluted ordinary shares in issue, and based on an effective tax rate of 28.0% to 31.0%. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 59.0 to 63.2 U.S. cents.

For the first quarter of fiscal 2019 the Company expects subscription revenue to be in the range of R379 million to R383 million ($30.2 million to $30.5 million) which would represent subscription revenue growth of 13.0% to 14.2% compared to the first quarter of fiscal 2018. On a constant currency basis, this would represent subscription revenue growth of 15.1% to 16.3%.

The key assumptions used in deriving the forecast are as follows:

  Growth in subscription revenue and subscribers are based on expected growth rates related to market conditions and takes into account growth rates achieved previously.
  Achieving hardware sales according to expectations, as hardware sales are dependent on the volumes of bundled solutions selected by customers.
  An average forecast exchange rate for the 2019 fiscal year of R12.5000 per $1.00.

The forecast is the responsibility of the board of directors and has not been reviewed or reported on by the Company’s external auditors. The Company’s policy is to give guidance on a quarterly basis, if necessary, and does not update guidance between quarters.

The Company provides earnings guidance only on a non-IFRS basis and does not provide a reconciliation of forward-looking Adjusted EBITDA and Adjusted Earnings per Diluted Ordinary Share guidance to the most directly comparable IFRS financial measures because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that could be made for foreign exchange gains/(losses) and related tax consequences, restructuring costs, share-based compensation costs, and other charges reflected in the Company’s reconciliation of historic non-IFRS financial measures, the amounts of which, based on past experience, could be material.

The information disclosed in this “Business Outlook” paragraph complies with the disclosure requirements in terms of paragraph 8.38 of the JSE Listings Requirements which deals with profit forecasts.

Quarterly Reporting Policy in respect of JSE Listings Requirements

Following the listing of the Company’s ADSs on the New York Stock Exchange, the Company has adopted a quarterly reporting policy. As a result of such quarterly reporting the Company is, in terms of paragraph 3.4(b)(ix) of the JSE Listings Requirements, not required to publish trading statements in terms of paragraph 3.4(b)(i) to (viii) of the JSE Listings Requirements.

Conference Call Information

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Daylight Time) and 2:00 p.m. (South African Time) on May 10, 2018 to discuss the Company's financial results and current business outlook:

  The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.
  To access the call, dial +1-800-239-9838 (within the United States) or 0 800 998 654 (within South Africa) or +1-323-794-2551 (outside of the United States). The conference ID is 5328999.
  A replay of this conference call will be available for a limited time at +1-844-512-2921 (within the United States) or +1-412-317-6671 (within South Africa or outside of the United States). The replay conference ID is 5328999.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers managing over 676,000 assets in approximately 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia, Romania, Thailand and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American depositary shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements concerning our financial guidance for the first quarter and full year of fiscal 2019, our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, those described under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) for the fiscal year ended March 31, 2017, as updated by other reports that the Company files with or furnishes to the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non-IFRS financial measures

Adjusted EBITDA

To provide investors with additional information regarding its financial results, the Company has disclosed within this press release, Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA is a non-IFRS financial measure, and it does not represent cash flows from operations for the periods indicated, and should not be considered an alternative to net income as an indicator of the Company's results of operations, or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, insurance reimbursements relating to impaired assets and certain litigation costs.

The Company has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because they are key measures that the Company's management and board of directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Company's core business. Accordingly, the Company believes that Adjusted EBITDA and Adjusted EBITDA margin provides useful information to investors and others in understanding and evaluating its operating results.

The Company's use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
  Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company's working capital needs;
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
  Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company; and
  other companies, including companies in the Company's industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including operating profit, profit for the year and the Company's other results.

Headline Earnings

Headline earnings is a profit measure required for JSE-listed companies and is calculated in accordance with circular 2/2015 issued by the South African Institute of Chartered Accountants. The profit measure is determined by taking the profit for the year prior to certain separately identifiable re-measurements of the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability net of related tax (both current and deferred) and related non-controlling interest.

Adjusted Earnings and Adjusted Earnings Per Share

Adjusted earnings per share is defined as profit attributable to owners of the parent, MiX Telematics Limited, excluding net foreign exchange gains/(losses) net of tax, divided by the weighted average number of ordinary shares in issue during the period.

We have included Adjusted earnings per share in this press release because it provides a useful measure for period-to-period comparisons of the Company's core business by excluding net foreign exchange gains/(losses) from earnings. Accordingly, we believe that Adjusted earnings per share provides useful information to investors and others in understanding and evaluating the Company's operating results.

Free cash flow

Free cash flow is determined as net cash generated from operating activities less capital expenditure for investing activities. We believe that free cash flow provides useful information to investors and others in understanding and evaluating the Company’s cash flows as it provides detail of the amount of cash the Company generates or utilizes after accounting for all capital expenditures including investments in in-vehicle devices and development expenditure.

Constant currency and US Dollar financial information

Financial information presented in United States Dollars (“U.S. Dollars” and “$”) and constant currency financial information presented as part of the segment commentary constitute pro forma financial information under the JSE Listings Requirements. Unless otherwise stated, MiX Telematics has translated U.S. Dollar amounts from South African Rand (“R”) at an exchange rate of R11.8255 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at March 31, 2018.

Constant currency information has been presented to illustrate the impact of changes in currency rates on the Group’s results. Unless otherwise stated, the constant currency information has been determined by adjusting the current financial reporting year’s results to the prior year’s average exchange rates, determined as the average of the monthly exchange rates applicable to the year. The measurement has been performed for each of the Group’s currencies, including the U.S. Dollar and the British Pound. The constant currency growth percentage has been calculated by utilizing the constant currency results compared to the prior year results.

This pro forma financial information is the responsibility of the Group’s board of directors and is presented for illustrative purposes. Because of its nature, the pro forma financial information may not fairly present MiX Telematics’ financial position, changes in equity, results of operations or cash flows. The pro forma financial information does not constitute pro forma information in accordance with the requirements of Regulation S-X of the SEC or generally accepted accounting principles in the United States. In addition, the rules and regulations related to the preparation of pro forma financial information in other jurisdictions may also vary significantly from the requirements applicable in South Africa. The pro forma financial information contained in this results announcement has been reviewed by our auditors, Deloitte & Touche and their unmodified report thereon is available for inspection at the Company's registered office.

JSE Sponsor:
Java Capital Trustees and Sponsors Proprietary Limited

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENTS
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2018	2017	2018	2017
	Reviewed	Audited	Unaudited	Unaudited

Revenue	1,712,482	1,540,058	144,813	130,232
Cost of sales	(586,963)	(498,785)	(49,635)	(42,179)
Gross profit	1,125,519	1,041,273	95,178	88,053
Other income/(expenses) - net	4,246	426	359	36
Operating expenses	(914,813)	(903,837)	(77,359)	(76,431)
-Sales and marketing	(184,978)	(181,601)	(15,642)	(15,357)
-Administration and other charges	(729,835)	(722,236)	(61,717)	(61,074)
Operating profit	214,952	137,862	18,178	11,658
Finance (costs)/income - net	(69)	10,391	(6)	879
-Finance income	8,951	16,068	757	1,359
-Finance costs	(9,020)	(5,677)	(763)	(480)
Profit before taxation	214,883	148,253	18,172	12,537
Taxation	(33,690)	(26,812)	(2,849)	(2,267)
Profit for the year	181,193	121,441	15,323	10,270

Attributable to:
Owners of the parent	181,134	121,458	15,318	10,271
Non-controlling interests	59	(17)	5	(1)
	181,193	121,441	15,323	10,270

Earnings per share
-basic (R/$)	0.32	0.19	0.03	0.02
-diluted (R/$)	0.32	0.19	0.03	0.02

Earnings per American Depositary Share (Unaudited)
-basic (R/$)	8.07	4.82	0.68	0.41
-diluted (R/$)	7.89	4.81	0.67	0.41

Ordinary shares ('000)(1)
-in issue at March 31	564,420	563,435	564,420	563,435
-weighted average	561,088	629,626	561,088	629,626
-diluted weighted average	573,981	631,819	573,981	631,819

Weighted average American Depositary Shares ('000)(1) (Unaudited)
-in issue at March 31	22,577	22,537	22,577	22,537
-weighted average	22,444	25,185	22,444	25,185
-diluted weighted average	22,959	25,273	22,959	25,273

(1) March 31, 2018 figure excludes 40,000,000 (March 31, 2017: 40,000,000) treasury shares held by MiX Telematics Investments Proprietary Limited (“MiX Investments”), a wholly owned subsidiary of the Group.

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2018	2017	2018	2017
	Reviewed	Audited	Unaudited	Unaudited
Profit for the year	181,193	121,441	15,323	10,270
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	(60,331)	(80,870)	(5,101)	(6,838)
- Attributable to owners of the parent	(60,339)	(80,820)	(5,102)	(6,834)
- Attributable to non-controlling interests	8	(50)	1	(4)
Taxation relating to components of other comprehensive income	(237)	(59)	(20)	(5)
Other comprehensive loss for the year, net of tax	(60,568)	(80,929)	(5,121)	(6,843)
Total comprehensive income for the year	120,625	40,512	10,202	3,427

Attributable to:
Owners of the parent	120,558	40,579	10,196	3,432
Non-controlling interests	67	(67)	6	(5)
Total comprehensive income for the year	120,625	40,512	10,202	3,427

MIX TELEMATICS LIMITED
HEADLINE EARNINGS
Reconciliation of headline earnings
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2018	2017	2018	2017
	Reviewed	Audited	Unaudited	Unaudited

Profit for the year attributable to owners of the parent	181,134	121,458	15,318	10,271
Adjusted for:
(Profit)/loss on disposal of property, plant and equipment and intangible assets	(1,264)	262	(107)	22
Impairment of intangible assets	2,687	3,166	227	268
Impairment /(reversal of impairment) of property, plant and equipment	9	(791)	1	(67)
Non-controlling interest effects on the above components	—	8	—	1
Income tax effect on the above components	(380)	(661)	(32)	(56)
Headline earnings attributable to owners of the parent	182,186	123,442	15,407	10,439
Headline earnings
Headline earnings per share
-basic (R/$)	0.32	0.20	0.03	0.02
-diluted (R/$)	0.32	0.20	0.03	0.02

Headline earnings per American Depositary Share (Unaudited)
-basic (R/$)	8.12	4.90	0.69	0.41
-diluted (R/$)	7.94	4.88	0.67	0.41

MIX TELEMATICS LIMITED
ADJUSTED EARNINGS
Reconciliation of adjusted earnings
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2018	2017	2018	2017
	Reviewed	Audited	Unaudited	Unaudited

Profit for the year attributable to owners of the parent	181,134	121,458	15,318	10,271
Net foreign exchange losses/(gains)	5,073	(1,476)	429	(125)
Income tax effect on the above component	(29,403)	(15,307)	(2,486)	(1,294)
Adjusted earnings attributable to owners of the parent	156,804	104,675	13,261	8,852

Reconciliation of earnings per share to adjusted earnings per share
Basic earnings per share (R/$)	0.32	0.19	0.03	0.02
Net foreign exchange losses/(gains)	0.01	#	#	#
Income tax effect on the above component	(0.05)	(0.02)	(0.01)	(0.01)
Basic adjusted earnings per share (R/$)	0.28	0.17	0.02	0.01

Adjusted earnings
Adjusted earnings per share
-basic (R/$)	0.28	0.17	0.02	0.01
-diluted (R/$)	0.27	0.17	0.02	0.01

Adjusted earnings per American Depositary Share (Unaudited)
-basic (R/$)	6.99	4.16	0.59	0.35
-diluted (R/$)	6.83	4.14	0.58	0.35

# Amount less than $0.01.

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	South African Rand		United States Dollar
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2018	2017	2018	2017
	Reviewed	Audited	Unaudited	Unaudited

ASSETS
Non-current assets
Property, plant and equipment	334,038	294,120	28,247	24,872
Intangible assets	898,527	881,900	75,982	74,576
Finance lease receivable	—	22	—	2
Deferred tax assets	40,717	28,130	3,443	2,379
Total non-current assets	1,273,282	1,204,172	107,672	101,829

Current assets
Assets classified as held for sale (note 6)	17,058	—	1,442	—
Inventory (note 7)	57,013	26,449	4,821	2,237
Trade and other receivables	286,406	260,576	24,219	22,035
Finance lease receivable	—	140	—	12
Taxation	30,373	26,302	2,568	2,224
Restricted cash	20,935	13,268	1,770	1,122
Cash and cash equivalents	308,258	375,782	26,067	31,777
Total current assets	720,043	702,517	60,887	59,407
Total assets	1,993,325	1,906,689	168,559	161,236

EQUITY
Stated capital	846,405	854,345	71,575	72,246
Other reserves	(51,614)	(4,370)	(4,364)	(369)
Retained earnings	722,380	594,514	61,086	50,274
Equity attributable to owners of the parent	1,517,171	1,444,489	128,297	122,151
Non-controlling interest	10	(1,558)	2	(131)
Total equity	1,517,181	1,442,931	128,299	122,020

LIABILITIES
Non-current liabilities
Deferred tax liabilities	82,658	100,067	6,990	8,462
Provisions	2,132	1,833	180	155
Total non-current liabilities	84,790	101,900	7,170	8,617

Current liabilities
Trade and other payables	350,519	309,110	29,638	26,139
Taxation	2,832	4,521	239	382
Provisions	20,283	28,778	1,715	2,434
Bank overdraft	17,720	19,449	1,498	1,644
Total current liabilities	391,354	361,858	33,090	30,599
Total liabilities	476,144	463,758	40,260	39,216
Total equity and liabilities	1,993,325	1,906,689	168,559	161,236

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,	March 31,
Figures are in thousands unless otherwise stated	2018	2017	2018	2017
	Reviewed	Audited	Unaudited	Unaudited

Cash flows from operating activities
Cash generated from operations	413,025	377,115	34,927	31,890
Net finance income received	4,845	9,057	410	766
Taxation paid	(64,662)	(62,601)	(5,468)	(5,294)
Net cash generated from operating activities	353,208	323,571	29,869	27,362

Cash flows from investing activities
Capital expenditure payments	(338,261)	(295,523)	(28,604)	(24,990)
Proceeds on sale of property, plant and equipment and intangible assets	4,388	369	371	31
Deferred consideration paid	—	(1,103)	—	(93)
Decrease in restricted cash	127	6,951	11	588
Increase in restricted cash	(8,389)	(3,588)	(709)	(303)
Net cash used in investing activities	(342,135)	(292,894)	(28,931)	(24,767)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	10,726	7,072	907	598
Share repurchase (note 9)	(18,666)	(473,682)	(1,578)	(40,056)
Dividends paid to Company's owners	(53,201)	(52,966)	(4,501)	(4,479)
Acquisition of non-controlling interest (note 11)	(1,353)	—	(114)	—
Net cash used in financing activities	(62,494)	(519,576)	(5,286)	(43,937)
Net decrease in cash and cash equivalents	(51,421)	(488,899)	(4,348)	(41,342)

Net cash and cash equivalents at the beginning of the year	356,333	860,762	30,133	72,789
Exchange losses on cash and cash equivalents	(14,374)	(15,530)	(1,216)	(1,314)
Net cash and cash equivalents at the end of the year	290,538	356,333	24,569	30,133

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2018
	Attributable to owners of the parent
South African Rand Figures are in thousands unless otherwise stated	Stated capital	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity

Balance at March 31, 2016 (Audited)	1,320,955	74,262	526,082	1,921,299	(1,491)	1,919,808
Total comprehensive income	—	(80,879)	121,458	40,579	(67)	40,512
Profit for the year	—	—	121,458	121,458	(17)	121,441
Other comprehensive loss	—	(80,879)	—	(80,879)	(50)	(80,929)
Total transactions with owners	(466,610)	2,247	(53,026)	(517,389)	—	(517,389)
Shares issued in relation to share options exercised	7,072	—	—	7,072	—	7,072
Share-based payment transaction	—	2,247	—	2,247	—	2,247
Dividends declared (note 10)	—	—	(53,026)	(53,026)	—	(53,026)
Share repurchase (note 9)	(473,682)	—	—	(473,682)	—	(473,682)

Balance at March 31, 2017 (Audited)	854,345	(4,370)	594,514	1,444,489	(1,558)	1,442,931
Total comprehensive income	—	(60,576)	181,134	120,558	67	120,625
Profit for the year	—	—	181,134	181,134	59	181,193
Other comprehensive (loss)/income	—	(60,576)	—	(60,576)	8	(60,568)
Total transactions with owners	(7,940)	13,332	(53,268)	(47,876)	1,501	(46,375)
Shares issued in relation to share options and share appreciation rights exercised	10,726	—	—	10,726	—	10,726
Share-based payment transaction	—	9,000	—	9,000	—	9,000
Share-based payment - excess tax benefit	—	5,833	—	5,833	—	5,833
Dividends declared (note 10)	—	—	(53,268)	(53,268)	—	(53,268)
Share repurchase (note 9)	(18,666)	—	—	(18,666)	—	(18,666)
Transactions with non-controlling interests	—	(1,501)	—	(1,501)	1,501	—

Balance at March 31, 2018 (Reviewed)	846,405	(51,614)	722,380	1,517,171	10	1,517,181

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2018
	Attributable to owners of the parent
United States Dollar Figures are in thousands unless otherwise stated	Stated capital	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
Balance at March 31, 2016 (Unaudited)	111,704	6,280	44,487	162,471	(126)	162,345
Total comprehensive income	—	(6,839)	10,271	3,432	(5)	3,427
Profit for the year	—	—	10,271	10,271	(1)	10,270
Other comprehensive loss	—	(6,839)	—	(6,839)	(4)	(6,843)
Total transactions with owners	(39,458)	190	(4,484)	(43,752)	—	(43,752)
Shares issued in relation to share options exercised	598	—	—	598	—	598
Share-based payment transaction	—	190	—	190	—	190
Dividends declared (note 10)	—	—	(4,484)	(4,484)	—	(4,484)
Share repurchase (note 9)	(40,056)	—	—	(40,056)	—	(40,056)

Balance at March 31, 2017 (Unaudited)	72,246	(369)	50,274	122,151	(131)	122,020
Total comprehensive income	—	(5,122)	15,318	10,196	6	10,202
Profit for the year	—	—	15,318	15,318	5	15,323
Other comprehensive (loss)/income	—	(5,122)	—	(5,122)	1	(5,121)
Total transactions with owners	(671)	1,127	(4,506)	(4,050)	127	(3,923)
Shares issued in relation to share options and share appreciation rights exercised	907	—	—	907	—	907
Share-based payment transaction	—	761	—	761	—	761
Share-based payment - excess tax benefit	—	493	—	493	—	493
Dividends declared (note 10)	—	—	(4,506)	(4,506)	—	(4,506)
Share repurchase (note 9)	(1,578)	—	—	(1,578)	—	(1,578)
Transactions with non-controlling interests	—	(127)	—	(127)	127	—

Balance at March 31, 2018 (Unaudited)	71,575	(4,364)	61,086	128,297	2	128,299

NOTES TO PRELIMINARY CONDENSED CONSOLIDATED FINANCIAL RESULTS

1. Basis of preparation and accounting policies

The preliminary condensed consolidated financial statements are prepared in accordance with the requirements of the JSE Limited (“JSE”) Listings Requirements for preliminary condensed financial statements and the requirements of the Companies Act applicable to financial statements. The JSE Listings Requirements require preliminary condensed financial statements to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (“IFRS”) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting.

The accounting policies applied in the preparation of the preliminary condensed consolidated financial statements are in terms of IFRS and are consistent with those accounting policies applied in the preparation of the previous consolidated annual financial statements, unless otherwise stated.

The preliminary condensed consolidated financial statements were prepared under the supervision of the Interim Group Chief Financial Officer, Paul Dell, CA(SA). The results were made available on May 10, 2018.

The Group has adopted all the new, revised or amended accounting pronouncements as issued by the International Accounting Standards Board (“IASB”) which were effective for the Group from April 1, 2017, none of which had a material impact on the Group.

Certain new accounting standards and interpretations have been published that are not mandatory for the March 31, 2018 reporting period and have not been early adopted by the Group in fiscal 2018. The effect of adopting IFRS 9, IFRS 15 and IFRS 16 is set out below.

Management is in the final stages of its project to adopt IFRS 9, IFRS 15 and IFRS 16 and as such the figures mentioned below represent our current expectations of the impact from these standards.

Standards and amendments	Executive summary
IFRS 9 Financial Instruments (“IFRS 9”)	IFRS 9 addresses classification and measurement of financial assets and replaces the multiple classification and measurement models in IAS 39 Financial Instruments: Recognition and Measurement with a single model that has only two classification categories: amortized cost and fair value. IFRS 9 also introduces a new impairment model and aligns hedge accounting more closely with an entity’s risk management.

The standard is effective for the Group from April 1, 2018.

The most relevant change to the Group is the requirement to use an expected loss model instead of the incurred loss model which is currently being used when assessing the recoverability of trade and other receivables. Based on the expected loss model contained in IFRS 9, the expected increase in the provision for doubtful debts at April 1, 2018 is between R2.0 million ($0.2 million) and R4.0 million ($0.3 million).

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 replaces IAS 18 Revenue and IAS 11 Construction Contracts. It is a single, comprehensive revenue recognition model for all contracts with customers and has the objective of achieving greater consistency in the recognition and presentation of revenue. In terms of the new standard, revenue is recognized based on the satisfaction of performance obligations, which occurs when control of goods or services transfers to a customer.

The revenue standard is effective for annual periods beginning on or after January 1, 2018 and therefore is applicable for the Group from April 1, 2018.

The standard permits a modified retrospective cumulative catch-up approach for the adoption, which the Group has decided to apply. Under this approach, the Group will recognize transitional adjustments in retained earnings on the date of initial application (i.e. April 1, 2018), without restating the comparative period. Under the practical expedient, the new requirements only need to be applied to contracts that are not completed as of April 1, 2018.

The Group has assessed the impact of applying IFRS 15 on its financial statements and has identified the following areas that will be affected:

• Costs incurred in obtaining a contract:

Commissions incurred to acquire contracts need to be capitalized and amortized, unless the amortization period is 12 months or less. Currently, the Group expenses commissions. Under IFRS 15, the amortization expense reflects the settlement of the related performance obligations, which, depending on the specific contract, may include hardware, installation, training and/or service. To the extent commission capitalized is commensurate, the commission attributable to service will be amortized over the minimum contractual period or, if shorter, the expected life of the contract. To the extent it is not commensurate, the commission capitalized that is attributable to service will be amortized over the expected life of the contract.

The expected impact on the Group at April 1, 2018 is as follows:

• Capitalized commission asset with a net book value of between R43.0 million ($3.6 million) and R48.0 million ($4.1 million); and

• Additional recurring commission liability of between R6.0 million ($0.5 million) and R8.0 million ($0.7 million).

Recurring commission is commission which is payable for each month the customer remains with the Group. Since the commission relates to acquiring a customer contract, as part of the adoption of IFRS 15, a recurring commission liability will be recognized at the date on which the contract is acquired. The measurement will reflect the total commission payable over the minimum contractual period, or if shorter, the expected life of the contract, together with the effect of the time value of money, where significant. Under current accounting the recurring commissions are accrued for on a monthly basis.

Amortization expense of external commissions capitalized under IFRS 15 will be recognized in cost of sales; while that of internal commissions will be recognized in sales and marketing costs. Commissions not capitalized under the 12-month practical expedient will also be classified in the same manner. This is in line with the current income statement presentation of the commission expense. The impact of IFRS 15 on both cost of sales and sales and marketing costs for fiscal 2019 is not expected to be material based on current forecasts.

• Significant financing:

In respect of contracts for which the Group receives payment more than 12 months in advance, interest expense will need to be accrued on the income received in advance liability. This will result in the revenue being measured at a higher amount when it is recognized, compared to current accounting.

At April 1, 2018, it is expected that the income received in advance liability (which will be disclosed as 'liabilities related to contracts with customers') will be between R1.0 million ($0.1 million) and R3.0 million ($0.3 million) higher than the balance at March 31, 2018.

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

• Fixed escalations:

Fixed escalations will need to be spread evenly over the contract period resulting in the related revenue being different to what is actually billed. In the earlier part of the contract, revenue will be higher than the amount billed; while in the latter part it will be lower. Currently, the Group recognizes the increase in revenue due to fixed escalations only once the escalations are effective.

A contract asset of between R1.0 million ($0.1 million) and R2.0 million ($0.2 million) is expected to be recognized on April 1, 2018 reflecting the amount by which revenue should have been higher under IFRS 15 in periods prior to March 31, 2018 as a result of straight-lining the fixed escalations.

IFRS 16 Leases (“IFRS 16”)

IFRS 16 replaces IAS 17 Leases and addresses the accounting and disclosures for leases.

The standard provides a single lessee accounting model, requiring lessees to recognize right-of-use assets and lease liabilities for all leases, unless the lease term is 12 months or less or the underlying asset is a low-value asset. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting remaining substantially unchanged from its predecessor, IAS 17.

IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019, but can be early adopted. Given that the Group will be applying IFRS 15 from April 1, 2018, the Group decided to also adopt IFRS 16 from this date.

The Group has chosen to apply the ‘simplified approach’ on adoption of IFRS 16 that includes certain relief related to the measurement of the right-of-use asset and the lease liability at April 1, 2018, rather than full retrospective application. Furthermore, the ‘simplified approach’ does not require a restatement of comparatives.

The Group leases land and buildings, office equipment and vehicles which are currently treated as operating leases.

The expected impact on the Group at April 1, 2018 is as follows:

  Right-of-use asset with a net book value of between R29.0 million ($2.5 million) and R32.0 million ($2.7 million); and
  Lease liability (net of accruals/prepayments already recognized) of between R31.0 million ($2.6 million) and R35.0 million ($3.0 million).

Summary of the expected impact at April 1, 2018 of adopting IFRS 9, IFRS 15 & IFRS 16:

	South African Rand	United States Dollar
IFRS 9 Assets	(R2.0 million) to (R4.0 million)	($0.2 million) to ($0.3 million)
IFRS 15 Assets	R44.0 million to R50.0 million	$3.7 million to $4.2 million
IFRS 16 Assets	R29.0 million to R32.0 million	$2.5 million to $2.7 million
Total Assets	R71.0 million to R78.0 million	$6.0 million to $6.6 million

IFRS 15 Liabilities	R7.0 million to R11.0 million	$0.6 million to $0.9 million
IFRS 16 Liabilities	R31.0 million to R35.0 million	$2.6 million to $3.0 million
Deferred tax liabilities	R6.0 million to R10.0 million	$0.5 million to $0.8 million
Total liabilities	R44.0 million to R56.0 million	$3.7 million to $4.7 million

Net increase in equity	R22.0 million to R27.0 million	$1.9 million to $2.3 million

Summary of the expected impact on fiscal 2019 results of adopting IFRS 9, IFRS 15 & IFRS 16:
The impact on profit after tax for fiscal 2019 is not expected to be material.

Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these preliminary condensed consolidated financial results in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of the Group financial results. Unless otherwise stated, the Group has translated U.S. Dollar amounts from South African Rand at the exchange rate of R11.8255 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at March 31, 2018. The U.S. Dollar figures may not compute as they are rounded independently.

The supplementary information prepared in U.S. Dollars constitutes pro forma financial information under the JSE Listings Requirements. This pro forma financial information is the responsibility of the Group’s board of directors and is presented for illustrative purposes. Because of its nature, the pro forma financial information may not fairly present MiX Telematics’ financial position, changes in equity, results of operations or cash flows. The pro forma financial information does not constitute pro forma information in accordance with the requirements of Regulation S-X of the SEC or generally accepted accounting principles in the United States. In addition, the rules and regulations related to the preparation of pro forma financial information in other jurisdictions may also vary significantly from the requirements applicable in South Africa.

2. Independent review

The preliminary condensed consolidated financial statements for the year ended March 31, 2018 have been reviewed by Deloitte & Touche, who expressed an unmodified review conclusion thereon, which is available for inspection at the Company's registered office. The auditor's report does not necessarily report on all the information contained in these financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should obtain a copy of the auditor's report together with the accompanying financial information from the Company's registered office. Any reference to future financial performance, included in this announcement, has not been reviewed or reported on by the Company’s auditors.

3. Segment information

Our operating segments are based on the geographical location of our Regional Sales Offices (“RSOs”) and also include our Central Services Organization (“CSO”). CSO is our central services organization that wholesales our products and services to our RSOs who, in turn, interface with our end-customers, distributors and dealers. CSO is also responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments.

The chief operating decision maker (“CODM”) reviews the segment results on an integral margin basis as defined by management. The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified collectively as the executive committee and the Chief Executive Officer who make strategic decisions. In respect of revenue, this method of measurement entails reviewing the segmental results based on external revenue only. In respect of Adjusted EBITDA (the profit measure identified by the CODM), the margin generated by CSO, net of any unrealized intercompany profit, is allocated to the geographic region where the external revenue is recorded by our RSOs. The costs remaining in CSO relate mainly to research and development of hardware and software platforms, common marketing, product management and technical and distribution support to each of the RSOs. CSO is a reportable segment of the Group because it produces discrete financial information which is reviewed by the CODM and has the ability to generate external revenues.

Each RSO's results therefore reflect the external revenue earned, as well as the Adjusted EBITDA earned (or loss incurred) by each operating segment before the remaining CSO and corporate costs allocations. Segment assets are not disclosed as segment information is not reviewed on such a basis by the CODM.

SEGMENTAL ANALYSIS

South African Rand Figures are in thousands unless otherwise stated	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA

Year ended March 31, 2018 (Reviewed)
Regional Sales Offices
Africa	872,646	84,832	957,478	440,900
Europe	115,199	78,061	193,260	65,326
Americas	194,890	32,715	227,605	79,127
Middle East and Australasia	200,241	78,424	278,665	106,835
Brazil	50,735	3,695	54,430	16,747
Total Regional Sales Offices	1,433,711	277,727	1,711,438	708,935
Central Services Organization	904	140	1,044	(149,878)
Total Segment Results	1,434,615	277,867	1,712,482	559,057
Corporate and consolidation entries	—	—	—	(117,191)
Total	1,434,615	277,867	1,712,482	441,866

South African Rand Figures are in thousands unless otherwise stated	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA

Year ended March 31, 2017 (Audited)
Regional Sales Offices
Africa	772,224	86,945	859,169	344,077
Europe	113,223	64,108	177,331	52,369
Americas	121,462	38,957	160,419	26,804
Middle East and Australasia	199,474	104,976	304,450	91,149
Brazil	32,653	5,158	37,811	9,394
Total Regional Sales Offices	1,239,036	300,144	1,539,180	523,793
Central Services Organization	878	—	878	(127,828)
Total Segment Results	1,239,914	300,144	1,540,058	395,965
Corporate and consolidation entries	—	—	—	(94,352)
Total	1,239,914	300,144	1,540,058	301,613

SEGMENTAL ANALYSIS

United States Dollar Figures are in thousands unless otherwise stated	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA
Year ended March 31, 2018 (Unaudited)
Regional Sales Offices
Africa	73,794	7,174	80,968	37,284
Europe	9,742	6,601	16,343	5,524
Americas	16,480	2,766	19,246	6,691
Middle East and Australasia	16,933	6,632	23,565	9,034
Brazil	4,290	311	4,601	1,416
Total Regional Sales Offices	121,239	23,484	144,723	59,949
Central Services Organization	76	14	90	(12,674)
Total Segment Results	121,315	23,498	144,813	47,275
Corporate and consolidation entries	—	—	—	(9,909)
Total	121,315	23,498	144,813	37,366

United States Dollar Figures are in thousands unless otherwise stated	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA
Year ended March 31, 2017 (Unaudited)
Regional Sales Offices
Africa	65,302	7,352	72,654	29,096
Europe	9,574	5,421	14,995	4,428
Americas	10,271	3,294	13,565	2,267
Middle East and Australasia	16,868	8,877	25,745	7,708
Brazil	2,761	437	3,198	794
Total Regional Sales Offices	104,776	25,381	130,157	44,293
Central Services Organization	75	—	75	(10,810)
Total Segment Results	104,851	25,381	130,232	33,483
Corporate and consolidation entries	—	—	—	(7,980)
Total	104,851	25,381	130,232	25,503

4. Reconciliation of Adjusted EBITDA to Profit for the year
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2018	2017	2018	2017

	Reviewed	Audited	Unaudited	Unaudited

Adjusted EBITDA	441,866	301,613	37,366	25,503
Add:
Net profit on sale of property, plant and equipment and intangible assets	1,264	—	107	—
Decrease in restructuring costs provision	741	—	63	—
Reversal of impairment	—	791	—	67

Less:
Depreciation (1)	(151,945)	(98,508)	(12,849)	(8,329)
Amortization (2)	(63,926)	(44,734)	(5,406)	(3,783)
Impairment (3)	(2,696)	(3,166)	(228)	(267)
Share-based compensation costs	(10,352)	(3,311)	(875)	(280)
Equity-settled share-based compensation costs	(9,000)	(2,247)	(761)	(190)
Cash-settled share-based compensation costs	(1,352)	(1,064)	(114)	(90)
Net loss on sale of property, plant and equipment and intangible assets	—	(262)	—	(22)
Increase in restructuring costs provision	—	(14,561)	—	(1,231)
Operating profit	214,952	137,862	18,178	11,658
Add: Finance (costs)/income - net	(69)	10,391	(6)	879
Less: Taxation	(33,690)	(26,812)	(2,849)	(2,267)
Profit for the year	181,193	121,441	15,323	10,270

(1) Includes depreciation of property, plant and equipment (including in-vehicle devices).
(2) Includes amortization of intangible assets (including product development costs and intangible assets identified as part of a business combination).
(3) Asset impairments relate to the impairment of capitalized product development costs of R2.3 million ($0.2 million) in the Africa segment and R0.4 million ($0.03 million) in the CSO segment. In 2017, asset impairments related to the impairment of capitalized product development costs of R2.6 million ($0.2 million) in the Africa segment and R0.5 million ($0.04 million) in the CSO segment.

5. Reconciliation of Adjusted EBITDA margin to Profit for the year margin

	Year ended	Year ended
	March 31,	March 31,
	2018	2017
	Reviewed	Audited

Adjusted EBITDA margin	25.8%	19.6%
Add:
Net profit on sale of property, plant and equipment and intangible assets	0.1%	—
Decrease in restructuring costs provision	0.0%	—
Reversal of impairment	—	0.1%

Less:
Depreciation	(8.9%)	(6.4%)
Amortization	(3.6%)	(3.0%)
Impairment	(0.2%)	(0.2%)
Share-based compensation costs	(0.6%)	(0.2%)
Equity-settled share-based compensation costs	(0.5%)	(0.1%)
Cash-settled share-based compensation costs	(0.1%)	(0.1%)
Net loss on sale of property, plant and equipment and intangible assets	—	(0.0%)
Increase in restructuring costs provision	—	(0.9%)
Operating profit margin	12.6%	9.0%
Add: Finance (costs)/income - net	(0.0%)	0.7%
Less: Taxation	(2.0%)	(1.8%)
Profit for the year margin	10.6%	7.9%

6. Assets Classified as Held for Sale

The Assets classified as held for sale relate to the property held by the CSO segment. No impairment loss was recognized on reclassification of the property as held for sale as the fair value (estimated based on the recent market prices of similar properties in similar locations) less costs to sell is higher than the carrying amount. Management anticipate that the sale will be completed within 12 months.

7. Inventory

The increase in the inventory balance is primarily as a result of additional components and hardware devices on hand to meet the Company's internal safety inventory requirements and in anticipation of future hardware sales.

8. Free Cash Flow

Reconciliation of free cash flow to net cash generated from operating activities
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2018	2017	2018	2017
	Reviewed	Unaudited	Unaudited	Unaudited

Net cash generated from operating activities	353,208	323,571	29,869	27,362
Capital expenditure payments	(338,261)	(295,523)	(28,604)	(24,990)
Free cash flow	14,947	28,048	1,265	2,372

9. Share Repurchase

Fiscal 2018
On May 23, 2017, the MiX Telematics board of directors approved a share repurchase program of up to R270 million ($22.8 million) under which the Company may repurchase its ordinary shares, including American Depositary Shares (“ADSs”). The Company may repurchase its shares from time to time at its discretion through open market transactions and block trades, based on ongoing assessments of the capital needs of the Company, the market price of its securities and general market conditions. This share repurchase program may be discontinued at any time by the board of directors, and the Company has no obligation to repurchase any amount of its securities under the program. The repurchase program will be funded out of existing cash resources.

At March 31, 2018, the following purchases had been made under the share repurchase program:

South African Rand Figures are in thousands unless otherwise stated	Total number of shares repurchased	Average price paid per share (1)	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program	Maximum value of shares that may yet be purchased under the program

June 2017	5,015,660	3.72	5,015,660	18,666	251,334
	5,015,660		5,015,660	18,666	251,334

United States Dollar Figures are in thousands unless otherwise stated	Total number of shares repurchased	Average price paid per share (1)	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program	Maximum value of shares that may yet be purchased under the program

June 2017	5,015,660	0.31	5,015,660	1,578	21,254
	5,015,660		5,015,660	1,578	21,254

(1) Including transaction costs.

Subsequent to the repurchase, the shares were delisted and now form part of the authorized unissued share capital of the Company. At March 31, 2018, the Company had 564,420,145 ordinary shares of no par value in issue (excluding 40,000,000 treasury shares held by MiX Investments).

Fiscal 2017

On April 29, 2016, the Company entered into an agreement (the “share repurchase agreement”) with Imperial Holdings Limited (“Imperial Holdings”) and Imperial Corporate Services Proprietary Limited (“Imperial Corporate Services”), a wholly owned subsidiary of Imperial Holdings, to repurchase all 200,828,260 of the Company’s shares held by Imperial Corporate Services (the “repurchase shares”) at R2.36 ($0.20) per repurchase share, for an aggregate repurchase consideration of R474.0 million or $40.1 million (the “repurchase”). At the general meeting held on August 1, 2016, shareholders of the Company approved the repurchase in terms of the JSE Listings Requirements and the South African Companies Act, No. 71 of 2008, at which point the transaction was accounted for in terms of IFRS. The repurchase was implemented on August 29, 2016. Subsequent to the repurchase, the shares were delisted and now form part of the authorized unissued share capital of the Company.

In fiscal 2017, the financial effect of the transaction was as follows:

	Year ended	Year ended
	March 31,	March 31,
	2017	2017
	South African Rand	United States Dollar
	Audited	Unaudited
Aggregate repurchase consideration	473,955	40,079
Impact of discounting related to the fiscal 2017 share repurchase transaction	(3,222)	(272)
Transaction costs capitalized	2,949	249
Total share repurchase cost	473,682	40,056

10. Dividends Paid

During fiscal 2016 the board of directors decided to reintroduce the Company’s policy of paying regular dividends. Dividend payments are currently considered on a quarter-by-quarter basis.

The following dividends were declared by the Company in fiscal 2018 (excluding dividends paid on treasury shares):

  In respect of the fourth quarter of fiscal 2017, a dividend of R11.3 million ($1.0 million) was declared on May 23, 2017 and paid on June 19, 2017. Using shares in issue of 563,514,561 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 South African cents or 0.2 U.S. cents per share.
  In respect of the first quarter of fiscal year 2018, a dividend of R14.0 million ($1.2 million) was declared on August 1, 2017 and paid on August 28, 2017. Using shares in issue of 558,898,901 (excluding 40,000,000 treasury shares), this equated to a dividend of 2.5 South African cents or 0.2 U.S. cents per share.
  In respect of the second quarter of fiscal year 2018, a dividend of R14.0 million ($1.2 million) was declared on October 31, 2017 and paid on November 27, 2017. Using shares in issue of 559,418,095 (excluding 40,000,000 treasury shares), this equated to a dividend of 2.5 South African cents and 0.2 U.S. cents per share.
  In respect of the third quarter of fiscal year 2018, a dividend of R14.0 million ($1.2 million) was declared on January 30, 2018 and paid on February 26, 2018. Using shares in issue of 562,320,145 (excluding 40,000,000 treasury shares), this equated to a dividend of 2.5 South African cents and 0.2 U.S. cents per share.

The following dividends were declared by the Company in fiscal 2017:

  In respect of the fourth quarter of fiscal 2016, a dividend of R15.2 million ($1.3 million) was declared on May 24, 2016 and paid on June 20, 2016. Using shares in issue of 761,337,500 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 South African cents and 0.2 U.S. cents per share.
  In respect of the first quarter of fiscal year 2017, a dividend of R15.3 million ($1.3 million) was declared on August 4, 2016 and paid on August 29, 2016. Using shares in issue of 763,087,500 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 South African cents and 0.2 U.S. cents per share.
  In respect of the second quarter of fiscal year 2017, a dividend of R11.3 million ($1.0 million) was declared on November 3, 2016 and paid on November 28, 2016. Using shares in issue of 563,434,240 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 South African cents and 0.2 U.S. cents per share.
  In respect of the third quarter of fiscal year 2017, a dividend of R11.2 million ($0.9 million) was declared on February 2, 2017 and paid on February 27, 2017. Using shares in issue of 563,434,240 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 South African cents and 0.2 U.S. cents per share.

11. Acquisition of non-controlling interest

In June 2014, the Group entered into a quotaholders agreement with Edge Gestão Empresarial LTDA (“Edge”), whereby Edge was granted a 5% holding in the equity interest of MiX Telematics Serviços De Telemetria E Rastreamento De Veículos Do Brazil Limitada (“MiX Brazil”). Prior to this quotaholders agreement, Edge held a non-controlling interest in MiX Brazil of 0.0025%. Edge is a Brazilian-based investment company controlled by Luiz Munhoz, the Managing Director of MiX Brazil. The increase in the equity interests granted to Edge was in respect of services provided by Luiz Munhoz to MiX Brazil, in his role as Managing Director of MiX Brazil. In terms of the quotaholders agreement, Edge had an option to transfer its interest in MiX Brazil back to the Group at fair value. The quotaholders agreement with Edge represented a cash-settled share-based payment.

In September 2017, Edge exercised the put option in the quotaholders agreement. In terms of the subsequent sale agreement, MiX Investments acquired Edge’s 5% equity interest in MiX Brazil for R1.4 million ($0.1 million) which increased the Group's interest in MiX Brazil to 100%. As a result, the Group recognized a cash-settled share-based payment expense and liability of R1.4 million ($0.1 million), which was subsequently settled. The non-controlling interest related to MiX Brazil of R1.5 million ($0.1 million) was also transferred to other reserves within equity.

12. Fair values of financial assets and liabilities measured at amortized cost

The fair values of trade and other receivables, restricted cash, cash and cash equivalents, trade payables, accruals, bank overdrafts and other payables approximate their book values as the impact of discounting is not considered material due to the short-term nature of both the receivables and payables.

13. Contingencies

Service agreement

In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited, a subsidiary of the Group, in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R43.7 million ($3.7 million). No loss is considered probable under this arrangement.

14. Change in estimate of useful lives of product development costs capitalized

During fiscal 2018, the CSO segment reassessed the useful lives of certain projects where, on average, the useful lives were increased from 5.0 years to 6.5 years. The reassessment of the useful lives resulted in a R4.5 million ($0.4 million) reduction in the product development amortization expense relative to what it would have been in fiscal 2018 had the change not occurred. The amortization reduction expected to be charged to the income statement over the future fiscal years is as follows:

Figures are in thousands				Year ended March 31,

	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028

South African Rand	1,694	611	748	457	334	303	158	106	106	27
United States Dollar	143	52	63	39	28	26	13	9	9	2

15. Taxation

Section 11D Allowances relating to tax assets recognized

MiX Telematics International Proprietary Limited (“MiX International”), a subsidiary of the Group, historically claimed a 150% allowance for research and development spend in terms of section 11D (“S11D”) of the South African Income Tax Act No. 58 of 1962 (“the Act”). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology (“DST”) in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit. MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.

In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed in the 2013 and 2014 fiscal years did not, in the DST’s opinion, constitute qualifying expenditure in terms of the Act. MiX International, through due legal process, had formally requested a review of the DST’s decision not to approve this expenditure. While approvals were obtained for a portion of this project expenditure as a result of a further review performed by the DST in February 2017, we continue to seek approval for the remaining projects and as such the legal process is ongoing. In addition to the approvals that were subject to the legal process, further approvals have been obtained for certain project expenditure, relating to both current and prior financial years. However, at period end, an uncertain tax position remains in relation to S11D deductions in respect of which approvals remain pending.

Since the introduction of the DST pre-approval process, the Group has recognized in the income statement cumulative tax incentives in addition to the incurred cost of R20.5 million ($1.7 million) in respect of S11D deductions, of which R2.3 million ($0.2 million) was recognized in the current financial year. R17.7 million ($1.5 million) relates to deductions in respect of development project expenditure which has been approved by the DST. R2.8 million ($0.2 million) relates to an uncertain tax position in respect of projects where approvals have not yet been received from the DST. If the Group is unsuccessful in this regard, the Group will not recover the R2.8 million ($0.2 million) raised at March 31, 2018.

Impact of foreign exchange movements

The impact of foreign exchange movements and the related tax effects on the Group's effective tax rate is shown below:

South African Rand	Year ended March 2018			Year ended March 2017
	Reviewed			Unaudited
	Profit for the period	Foreign exchange gains	Adjusted earnings	Profit for the period	Foreign exchange gains	Adjusted earnings

Profit before tax	214,883	5,073	219,956	148,253	(1,476)	146,777
Taxation	(33,690)	(29,403)	(63,093)	(26,812)	(15,307)	(42,119)
Profit after tax	181,193	(24,330)	156,863	121,441	(16,783)	104,658
Attributable to:
Owners of the parent	181,134	(24,330)	156,804	121,458	(16,783)	104,675
Non-controlling interests	59	—	59	(17)	—	(17)
	181,193	(24,330)	156,863	121,441	(16,783)	104,658
Effective tax rate	15.7%	—	28.7%	18.1%	—	28.7%

United States Dollar	Year ended March 2018			Year ended March 2017
	Reviewed			Unaudited
	Profit for the period	Foreign exchange gains	Adjusted earnings	Profit for the period	Foreign exchange gains	Adjusted earnings

Profit before tax	18,172	429	18,601	12,537	(125)	12,412
Taxation	(2,849)	(2,486)	(5,335)	(2,267)	(1,294)	(3,561)
Profit after tax	15,323	(2,057)	13,266	10,270	(1,419)	8,851
Attributable to:
Owners of the parent	15,318	(2,057)	13,261	10,271	(1,419)	8,852
Non-controlling interests	5	—	5	(1)	—	(1)
	15,323	(2,057)	13,266	10,270	(1,419)	8,851
Effective tax rate	15.7%	—	28.7%	18.1%	—	28.7%

Excluding the impact of foreign exchange gains and losses and its related tax consequences, the effective tax rate in fiscal 2018 is consistent with fiscal 2017.

16. Other operating and financial data
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2018	2017	2018	2017
	Reviewed	Audited	Unaudited	Unaudited
Subscription revenue	1,434,615	1,239,914	121,315	104,851
Adjusted EBITDA	441,866	301,613	37,366	25,503
Cash and cash equivalents	308,258	375,782	26,067	31,777
Net cash (1)	290,538	356,333	24,569	30,133
Capital expenditure incurred	332,886	289,418	28,150	24,475
Property, plant and equipment expenditure	238,248	170,010	20,147	14,377
Intangible asset expenditure	94,638	119,408	8,003	10,098
Capital expenditure authorized but not spent	85,053	132,836	7,192	11,233
Total development costs incurred	130,166	142,112	11,008	12,019
Development costs capitalized	65,343	78,020	5,526	6,599
Development costs expensed within administration and other charges	64,823	64,092	5,482	5,420
Subscribers (number)	676,866	622,062	676,866	622,062
Net asset value per share (R/$)	2.69	2.56	0.23	0.22
Net tangible asset value per share (R/$)	1.10	1.00	0.09	0.08

(1) Net cash is calculated as being net cash and cash equivalents, excluding restricted cash less interest bearing borrowings.

Exchange Rates
The following major rates of exchange were used:
South African Rand: United States Dollar
-closing	11.83	13.41
-average	12.99	14.06
South African Rand: British Pound
-closing	16.60	16.75
-average	17.21	18.42

The Group’s functional and presentation currency is South African Rand. The strengthening of the closing rate of the South African Rand against the functional currencies of the Group’s foreign operations resulted in a decrease in assets and liabilities in respect of the foreign operations and the resulting foreign currency translation reserve reduction of R60.3 million ($5.1 million) since March 31, 2017.

17. Changes to the board of directors

With effect from October 3, 2017, Fundiswa Roji-Maplanka, was appointed as an independent non-executive director to the board of directors, and a member of the Audit and Risk Committee, as well as the Social and Ethics Committee. Fundiswa Roji-Maplanka was previously a non-executive director of MiX Telematics from August 2007 to November 2014.

With effect from November 7, 2017, Chris Ewing resigned as an independent non-executive director from the board of directors, and a member of the Audit and Risk Committee, as well as Chairperson to the Social and Ethics Committee.

With effect from November 7, 2017 Fundiswa Roji-Maplanka, was appointed Chairperson to the Social and Ethics Committee.

18. Changes to the Auditors

With effect from October 13, 2017 Deloitte & Touche (“Deloitte”) were appointed as auditors in the place of PricewaterhouseCoopers Inc. (“PwC”). The decision to change auditors was not as a result of any disagreement between the Company and PwC with respect to accounting principles or practice, financial statement disclosures or auditing scope or procedures.

19. Events after the reporting period

Other than the items below, the directors are not aware of any matter material or otherwise arising since March 31, 2018 and up to the date of this report, not otherwise dealt with herein.

Dividend declared

On May 8, 2018 the board declared in respect of the fourth quarter of fiscal 2018 which ended on March 31, 2018, a dividend of 3 South African cents (0.3 U.S. cents) per ordinary share to be paid on June 4, 2018.

Details of Dividend Declared

The details with respect to the dividends declared for ordinary shareholders are as follows:

Last day to trade cum dividend	Tuesday, May 29, 2018
Securities trade ex-dividend	Wednesday, May 30, 2018
Record date	Friday, June 1, 2018
Payment date	Monday, June 4, 2018

Share certificates may not be dematerialized or rematerialized between Wednesday, May 30, 2018 and Friday, June 1, 2018, both days inclusive.

Shareholders are advised of the following additional information:

  the dividend has been declared out of income reserves;
  the local dividends tax rate is 20%;
  the gross local dividend amounts to 3 South African cents per ordinary share;
  the net local dividend amount is 2.4 South African cents per ordinary share for shareholders liable to pay dividends tax;
  the issued ordinary share capital of MiX Telematics is 604,420,145 ordinary shares of no par value; and
  the Company’s tax reference number is 9155/661/84/7.

The details with respect to the dividends declared for holders of our ADSs are as follows:

Ex-dividend on New York Stock Exchange (NYSE)	Thursday, May 31, 2018
Record date	Friday, June 1, 2018
Approximate date of currency conversion	Monday, June 4, 2018
Approximate dividend payment date	Thursday, June 14, 2018

Annual general meeting

The annual general meeting of shareholders of MiX Telematics will be held at Matrix Corner, Howick Close, Waterfall Park, Midrand, Johannesburg on Wednesday, September 19, 2018 at 14:30 p.m. (South African time). For South African shareholders, the last day to trade in order to be eligible to participate in and vote at the annual general meeting is Tuesday, September 11, 2018 and the record date for voting purposes is Friday, September 14, 2018. The notice of annual general meeting will be distributed to shareholders no later than June 29, 2018.

For and on behalf of the board:
R Frew	SB Joselowitz
Midrand
May 10, 2018

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENTS
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	453,528	391,427	38,352	33,100
Cost of sales	(157,573)	(126,384)	(13,325)	(10,687)
Gross profit	295,955	265,043	25,027	22,413
Other income/(expenses) - net	1,464	(136)	124	(12)
Operating expenses	(223,652)	(223,994)	(18,913)	(18,942)
-Sales and marketing	(37,002)	(35,260)	(3,129)	(2,982)
-Administration and other charges	(186,650)	(188,734)	(15,784)	(15,960)
Operating profit	73,767	40,913	6,238	3,459
Finance income/(costs) - net	691	(4,142)	58	(351)
-Finance income	3,055	1,790	258	151
-Finance costs	(2,364)	(5,932)	(200)	(502)
Profit before taxation	74,458	36,771	6,296	3,108
Taxation	(10,188)	(5,525)	(862)	(467)
Profit for the period	64,270	31,246	5,434	2,641
Attributable to:
Owners of the parent	64,270	31,246	5,434	2,641
Non-controlling interests	*	*	*	*
	64,270	31,246	5,434	2,641

Earnings per share
-basic (R/$)	0.11	0.06	0.01	#
-diluted (R/$)	0.11	0.05	0.01	#
Earnings per American Depositary Share
-basic (R/$)	2.86	1.39	0.24	0.12
-diluted (R/$)	2.77	1.37	0.23	0.12
Adjusted earnings per share
-basic (R/$)	0.10	0.05	0.01	#
-diluted (R/$)	0.10	0.05	0.01	#
Adjusted earnings per American Depositary Share
-basic (R/$)	2.46	1.33	0.21	0.11
-diluted (R/$)	2.38	1.32	0.20	0.11
Ordinary shares ('000)(1)
-in issue at March 31	564,420	563,435	564,420	563,435
-weighted average	562,767	563,435	562,767	563,435
-diluted weighted average	580,750	568,216	580,750	568,216
Weighted average American Depositary Shares ('000)(1)
-in issue at March 31	22,577	22,537	22,577	22,537
-weighted average	22,511	22,537	22,511	22,537
-diluted weighted average	23,230	22,729	23,230	22,729

# Amount less than $0.01.
* Amount less than R1,000/$1,000.
(1) Excludes 40,000,000 treasury shares held by MiX Investments, a wholly owned subsidiary of the Group (March 2017: 40,000,000).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL RESULTS

1. Basis of preparation and accounting policies

Financial results for the fourth quarter of fiscal year 2018

Further to the Group’s financial results for the year ended March 31, 2018, additional financial information in respect of the fourth quarter of fiscal year 2018 has been presented together with the relevant comparative information. The quarterly information comprises a condensed consolidated income statement, a reconciliation of adjusted earnings to profit for the period (note 3), a reconciliation of Adjusted EBITDA to profit for the period (note 4) and a reconciliation of Adjusted EBITDA margin to profit for the period margin (note 5) and other financial and operating data (note 6).

The accounting policies used in preparing the financial results for the fourth quarter of fiscal year 2018 are consistent in all material respects with those applied in the preparation of the Group’s annual financial statements for the year ended March 31, 2017.

The quarterly financial results have not been audited or reviewed by the Group’s external auditors.

2. Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these condensed consolidated financial results for the quarter ended March 31, 2018 in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of this report. Unless otherwise stated, the Group has translated U.S. Dollar amounts from South African Rand at the exchange rate of R11.8255 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at March 31, 2018. The U.S. Dollar figures may not compute as they are rounded independently.

3. Reconciliation of adjusted earnings to profit for the period
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Profit for the period attributable to owners of the parent	64,270	31,246	5,434	2,641
Net foreign exchange losses	1,150	5,106	97	432
Income tax effect on the above component	(10,136)	(6,335)	(857)	(536)
Adjusted earnings attributable to owners of the parent	55,284	30,017	4,674	2,537
Reconciliation of earnings per share to adjusted earnings per share
Basic earnings per share (R/$)	0.11	0.06	0.01	#
Net foreign exchange losses	#	#	#	#
Income tax effect on the above component	(0.01)	(0.01)	#	#
Basic adjusted earnings per share (R/$)	0.10	0.05	0.01	#
Adjusted earnings per share
-basic (R/$)	0.10	0.05	0.01	#
-diluted (R/$)	0.10	0.05	0.01	#
Adjusted earnings per American Depositary Share
-basic (R/$)	2.46	1.33	0.21	0.11
-diluted (R/$)	2.38	1.32	0.20	0.11

# Amount less than $0.01.

4. Reconciliation of Adjusted EBITDA to Profit for the Period
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Adjusted EBITDA	130,155	87,110	11,007	7,366
Add:
Net profit on sale of property, plant and equipment and intangible assets	1,152	—	97	—
Decrease in restructuring costs provision	768	—	65	—
Reversal of impairment	—	791	—	67
Less:
Depreciation (1)	(39,067)	(27,100)	(3,304)	(2,292)
Amortization (2)	(14,878)	(5,514)	(1,258)	(466)
Impairment (3)	(2,563)	(3,011)	(217)	(255)
Equity-settled share-based compensation costs	(1,800)	3,746	(152)	317
Net loss on sale of property, plant and equipment and intangible assets	—	(117)	—	(10)
Increase in restructuring costs provision	—	(14,992)	—	(1,268)
Operating profit	73,767	40,913	6,238	3,459
Add: Finance income/(costs) - net	691	(4,142)	58	(351)
Less: Taxation	(10,188)	(5,525)	(862)	(467)
Profit for the period	64,270	31,246	5,434	2,641

(1) Includes depreciation of property, plant and equipment (including in-vehicle devices).
(2) Includes amortization of intangible assets (including capitalized in-house development costs and intangible assets identified as part of a business combination).
(3) Asset impairments relate to the impairment of capitalized product development costs of R2.3 million ($0.2 million) in the Africa segment and R0.3 million ($0.03 million) in the CSO segment. In 2017, asset impairments related to the impairment of capitalized product development costs of R2.6 million ($0.2 million) in the Africa segment and R0.4 million ($0.03 million) in the CSO segment.

5. Reconciliation of Adjusted EBITDA margin to Profit for the Period margin
	Three months ended	Three months ended
	March 31,	March 31,
	2018	2017
	Unaudited	Unaudited
Adjusted EBITDA margin	28.7%	22.3%
Add:
Net profit on sale of property, plant and equipment and intangible assets	0.3%	—
Decrease in restructuring costs	0.2%	—
Reversal of impairment	—	0.2%
Less:
Depreciation	(8.6%)	(6.9%)
Amortization	(3.3%)	(1.4%)
Impairment	(0.6%)	(0.8%)
Equity-settled share-based compensation costs	(0.4%)	1.0%
Net loss on sale of property, plant and equipment and intangible assets	—	(0.1%)
Increase in restructuring costs provision	—	(3.8%)
Operating profit margin	16.3%	10.5%
Add: Finance income/(costs) - net	0.2%	(1.1%)
Less: Taxation	(2.3%)	(1.4%)
Profit for the period margin	14.2%	8.0%

6. Other operating and financial data
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Subscription revenue	373,623	321,708	31,595	27,205
Adjusted EBITDA	130,155	87,110	11,007	7,366
Cash and cash equivalents	308,258	375,782	26,067	31,777
Net cash (1)	290,538	356,333	24,569	30,133
Capital expenditure incurred	63,114	81,617	5,337	6,902
Property, plant and equipment expenditure	44,108	45,877	3,730	3,880
Intangible asset expenditure	19,006	35,740	1,607	3,022
Total development costs incurred	30,488	32,152	2,578	2,719
Development costs capitalized	16,543	17,268	1,399	1,460
Development costs expensed within administration and other charges	13,945	14,884	1,179	1,259
Subscribers (number)	676,866	622,062	676,866	622,062

(1) Net cash is calculated as being net cash and cash equivalents, excluding restricted cash less interest bearing borrowings.

	Three months ended	Three months ended
	March 31,	March 31,
	2018	2017
	Unaudited	Unaudited
Exchange Rates
The following major rates of exchange were used:
South African Rand: United States Dollar
-closing	11.83	13.41
-average	11.96	13.23
South African Rand: British Pound
-closing	16.60	16.75
-average	16.64	16.38

7. Development costs historical data

The table below sets out development costs incurred and capitalized for each of the last eight quarters including the period ended March 31, 2018.

				South African Rand
Figures are in thousands (Unaudited)				Three months ended

	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,
	2018	2017	2017	2017	2017	2016	2016	2016

Total development costs incurred	30,488	32,336	34,167	33,175	32,152	36,696	36,034	37,230
Development costs capitalized	16,543	15,996	16,148	16,656	17,268	20,415	21,028	19,309
Development costs expensed within administration and other charges	13,945	16,340	18,019	16,519	14,884	16,281	15,006	17,921

				United States Dollar
Figures are in thousands (Unaudited)				Three months ended

	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,
	2018	2017	2017	2017	2017	2016	2016	2016
Total development costs incurred	2,578	2,735	2,890	2,805	2,719	3,103	3,047	3,150
Development costs capitalized	1,399	1,353	1,366	1,408	1,460	1,726	1,778	1,635
Development costs expensed within administration and other charges	1,179	1,382	1,524	1,397	1,259	1,377	1,269	1,515

For more information please visit our website at: www.mixtelematics.com

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1995/013858/06)
JSE share code: MIX NYSE code: MIXT ISIN: ZAE000125316
(“MiX Telematics” or “the Company” or “the Group”)

Registered office
Matrix Corner, Howick Close, Waterfall Park, Midrand

Directors
RA Frew* (Chairman), SB Joselowitz (CEO), EN Banda*, SR Bruyns* (Lead Independent Director), PM Dell, IV Jacobs*, F Roji-Maplanka*, CWR Tasker, AR Welton*
* Non-executive

Company secretary
Java Capital Trustees and Sponsors Proprietary Limited

Auditors
Deloitte & Touche

Sponsor
Java Capital Trustees and Sponsors Proprietary Limited

CONTACT:
Investors:
ICR for MiX Telematics
Marc P. Griffin, +1-855-564-9835
ir@mixtelematics.com